
Mail Stop 7010

May 13, 2008

via U.S. mail

Paul A. Bragg
Chief Executive Officer
Vantage Energy Services, Inc.
777 Post Oak Blvd.
Houston, Texas 77056

> **Re:** **Vantage Energy Services, Inc.**
> **Amendment No. 3 to Schedule 14A**
> **Filed May 5, 2008**
> **File No. 1-33496**
>
> **Vantage Drilling Company**
> **Amendment No. 3 to Registration Statement on Forms F-4 and F-1**
> **Filed May 5, 2008**
> **File No. 333-147797**

Dear Mr. Bragg:

We have reviewed your response letter and the amended filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.	We note your response to our prior comment 2. Please advise us whether you have considered obtaining opinions of counsel with respect to the legality of the structure of the proposed transactions under Delaware General Corporation Law and the laws of the Cayman Islands. Alternatively, please include a discussion to the effect that it is the Company's belief, based upon the legal advice provided to them by their legal counsel (each such provider of such legal advice should be specifically identified by name), that the proposed transaction structures is legal, appropriate, and achieves the results desired by the Company with respect to the proposed transactions. Additionally, provide a brief, plain English analysis of how and why such proposed structure obtains the desired results.

2.	We note your response to our prior comment 3. Your filing continues to include references to the registration for resale of the securities to be issued to F3 Capital, including in your registration fee table and related footnotes. Please remove such references in your filing.

3.	We understand that this registration statement is solely intended to register the securities of Vantage Drilling to be issued to holders of Vantage Energy securities in connection with the exchange. As a result, please provide us supplementally with an analysis as to why the registration statement is on Form F-1.

4.	Similarly, your notice to shareholders indicates that the registration statement relates to the offering by Vantage Drilling of units to be issued to F3 Capital and underlying securities. Please ensure that your filing is consistent with regard to the transactions that you intend to register.

Proposal 1 – The Acquisition Proposal, page 65

Sources of Acquisition Financing, page 89

The Debt Facility, page 89

5.	Please provide in your filing a brief description of the conditions precedent set forth in the commitment letter that have not yet been satisfied. In addition, please disclose the expiration date for the undertakings and commitments of the arrangers and lenders set forth in the commitment letter. It appears that such commitments will expire on May 28, 2008.

Shares Eligible for Future Sale, page 191

6.	We note your response to our prior comment 23 and the related disclosure that you added to your filing. However, you indicate at page 191 that you have attached the registration rights agreement with F3 Capital as Annex P to your proxy statement. Such agreement does not appear to be attached to your proxy statement. Please advise.

Exhibits

Exhibit 4.4

7.   It does not appear that the warrant agreement that was filed as Exhibit 4.4 to your registration statement relates to the contemplated transactions. For example, we would expect that the warrant agreement would relate to the warrants of Vantage Drilling to be issued in connection with the exchange for outstanding warrants of Vantage Energy. Please advise or file a new warrant agreement.

Exhibit 5.1

8.   Please obtain and file a new legal opinion that addresses the legality of the securities to be issued by Vantage Drilling in connection with the exchange for securities of Vantage Energy. We would expect that such legal opinion would address whether (1) the ordinary shares will be legally issued, fully paid and non-assessable, (2) the warrants will be legal, binding obligations of Vantage Drilling under the relevant contract law governing the applicable warrant agreement, and (3) the units will be legal, binding obligations of Vantage Drilling under the relevant contract law governing the units and unit certificates. Such opinion should address both the securities of Vantage Drilling to be issued in connection with the exchange for outstanding securities of Vantage Energy, and the securities of Vantage Drilling that will underly such outstanding securities.

9.   We note the references in the opinion to the unit certificates and warrant agreement being governed by New York law. Please advise us of your considerations regarding also obtaining and filing an opinion from counsel admitted to practice in New York with respect to the warrants and the units. We may have further comments.

10.   Please ensure that the revised legal opinion references the relevant transactions being registered pursuant to the registration statement. For example, it is not clear why the opinion references a "public offering and sale" of the securities to be offered to F3 Capital and the documents related to such transaction.

11.   Please note that we will not be in a position to consider a request for acceleration of the effectiveness of the registration statement until you have filed final, executed opinions regarding legality and tax matters. In addition, please allow time for our review of such executed opinions.

Annual Report on Form 10-K for the fiscal year ended December 31, 2007

12.   We note your response to our prior comment 28 and your statement that you
        intend to file simultaneously with Amendment No. 3 an amended report with the
        employment agreement for Mr. Halkett attached as an exhibit. However, it does
        not appear that you filed such amended report. Please advise.

                                        ***

Closing Comments

        As appropriate, please amend the above filings in response to these comments.
You may wish to provide us with a marked copy of the amendments to expedite our
review. Please furnish a cover letter with your amendments that keys your responses to
our comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement. We will act on the request and,
pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

        You may contact Laura Nicholson at (202) 551-3584 or, in her absence, Michael
Karney at (202) 551-3847 with any questions.

                                                        Sincerely,

H. Roger Schwall
Assistant Director

cc: D. Delaney
       K. Hiller
       M. Karney
       L. Nicholson

       <u>via facsimile</u>

       Bryan Brown, Esq.
       (713) 226-6291